UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(e)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AB MULTI-MANAGER ALTERNATIVE FUND

(Name of Subject Company (Issuer))

AB MULTI-MANAGER ALTERNATIVE FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Emilie D. Wrapp

AllianceBernstein LP

1345 Avenue of the Americas

New York, NY 10105

Tel. 1-800-221-5672

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

February 20, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$ 99,437,592.79 (a)	$ 10,848.64 (b)
(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

AB Multi-Manager Alternative Fund (the “Company”) is a statutory trust formed under the laws of the State of Delaware and registered with the U.S. Securities and Exchange Commission (the “SEC”), under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified management investment company. The Company offers shares of beneficial interest (“Shares”) on a continuous basis. The Company is offering to repurchase up to 10% of its outstanding Shares (the “Offer”) from the shareholders of the Company (“Shareholders”) holding Shares, at their unaudited net asset value per Share (that is, the value of the Company’s assets minus its liabilities, divided by the number of Shares of the Company outstanding) determined as of the Valuation Date. The net asset value of Shares will be calculated for this purpose as of June 30, 2021 or, if the Offer is extended, as of the last business day of the third month following the month in which the Offer actually expires (in each case, the “Valuation Date”). The Shares will be valued in accordance with the Company’s valuation procedures as described in its Prospectus dated July 31, 2020 (the “Prospectus”).

Shareholders who desire to tender Shares for repurchase must do so by 5:00 p.m., New York time on March 23, 2021, unless the Offer is extended (such date and time, as it may be extended, the “Repurchase Deadline”). All determinations as to the receipt of notices from Shareholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final.

Shareholders may tender all of their Shares or any portion thereof up to an amount such that they maintain the minimum required balance of $20,000 after the repurchase of the Shares by the Company. If a Shareholder tenders Shares and the Company accepts those Shares for repurchase, the Company will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for repurchase by the Company determined as of the Valuation Date. The Note will be held for the Shareholder in an account with AllianceBernstein Investor Services, Inc. (“ABIS”), the Company’s transfer agent and agent designated for this purpose, and will entitle the Shareholder to receive a payment in cash equal to the value of the Shareholder’s Shares repurchased by the Company. The Note will be paid approximately 45 days after the Valuation Date. However, if 95% or more of a Shareholder’s Shares are being repurchased, the Shareholder will receive an initial payment equal to 95% of the value of the Shares repurchased and the balance due will be paid promptly after completion of the Company’s next annual audit following the Valuation Date. Such audit is expected to be completed in late May, 2022. Any cash payment on a Note will be made to the account specified in the Shareholder’s notice of intent to tender.

A Shareholder who tenders for repurchase only a portion of their Shares will be required to maintain an account balance equal to at least $20,000. The Company reserves the right to repurchase the Shareholder’s entire interest in the Company so that it need not maintain an account below the minimum required balance. If the Company accepts the tender of the Shareholder’s Shares, the Company will make payment for Shares it repurchases from cash on hand or borrowed to finance repurchases.

Until the Repurchase Deadline, Shareholders have the right to withdraw any tenders of their Shares by giving proper notice to the Company. Shares withdrawn may be re-tendered before the Repurchase Deadline by following the tender procedures herein. If the Company has not yet accepted a Shareholder’s tender of Shares on or prior to April 16, 2021 (i.e., 40 business days following the commencement of the Offer), a Shareholder will also have the right to withdraw their tender of Shares after such date. The Company will be deemed to have accepted Shares that are tendered when (if ever) it gives notice to the tendering Shareholder of its election to repurchase such Shares.

If a Shareholder would like the Company to repurchase all or some of their Shares (in each case, within the limits of the Offer), they should contact their financial advisor in the Bernstein Global Wealth Management unit (“Bernstein”) of AllianceBernstein L.P., the Company’s investment manager (the “Investment Manager”), or Bernstein directly at (212) 486-5800 to request that written materials relating to the Offer be provided to them. A tendering Shareholder must complete, sign and mail (certified mail return receipt requested is recommended), fax or hand deliver a Notice of Intent to Tender to the Company’s agent specified therein, so that it is received before the Repurchase Deadline. If the Shareholder chooses to fax the notice of intent to tender, the Shareholder should mail the original notice of intent to tender promptly after it is faxed (the original does not have to be received before the Repurchase Deadline provided the faxed copy is received before the Repurchase Deadline).

The value of the Shares may change between the commencement of the Offer and June 30, 2021, the date as of which the value of the Shares will be determined for purposes of calculating the repurchase price, assuming the Offer is not extended. Shareholders desiring to obtain the most recent net asset value for their Shares, which the Company will calculate monthly based upon the information the Company receives from the managers of the investment funds in which the Company is invested, may contact their Bernstein financial advisor or the Company at 1-212-486-5800, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time. IMPORTANT NOTE: Any estimated net asset value provided by the Company or its authorized agents will be based on information supplied by third parties and is provided to Shareholders for convenience only and not pursuant to any obligation on the part of the Company. Neither the Company nor its agents can give any assurances as to the accuracy of such information; nor can either give any assurance that the final regularly computed, unaudited monthly net asset value will not differ (perhaps significantly) from an estimated net asset value for that month. Moreover, estimated information cannot be read as superseding any final regularly computed, unaudited monthly net asset value.

Please note that just as each Shareholder has the right to withdraw their tender, the Company has the right to cancel, amend or postpone this Offer at any time before the Repurchase Deadline. Also realize that although the Offer expires on the Repurchase Deadline, a Shareholder who tenders all of their Shares will remain subject to the risks associated with the fluctuations in the net asset value of the Shares until the Valuation Date, notwithstanding the Company’s acceptance of the Shareholder’s Shares for repurchase.

ITEM 2. ISSUER INFORMATION.

(a) The name of the issuer is AB Multi-Manager Alternative Fund. The Company is registered under the 1940 Act, as a closed-end, diversified, management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Company is located at 1345 Avenue of the Americas, New York, New York 10105 and the telephone number is 1-212-969-1000.

(b) The securities that are the subject of the Offer are titled “shares of beneficial interest” in the Company. As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Company that constitute the security that is the subject of this Offer or the shares of beneficial interest in the Company that are tendered by Shareholders to the Company pursuant to this Offer. As of the close of business on January 1, 2021, there were 84,212,857.801 Shares in the Company issued and outstanding. Subject to the conditions set out in the Offer, the Company will purchase up to 10% of its Shares issued and outstanding as of February 1, 2021, or such lesser amount as is tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the Prospectus and the terms of the Company’s Declaration of Trust (the “Declaration of Trust”). The unaudited net asset value per Share as of December 31, 2020 was $11.78.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person (i.e., the Company) is AB Multi-Manager Alternative Fund. The Company’s principal executive office is located at 1345 Avenue of the Americas, New York, New York 10105 and the telephone number is 1-212-969-1000. The operations of the Company are overseen by a Board of Trustees (the “Board of Trustees”). The Board of Trustees is currently composed of the following individuals: Beata D. Kirr, Debra Perry, R. Jay Gerken, Jeffrey Holland, William Kristol, Michelle McCloskey and Donald K. Peterson. The address of each Trustee is in care of the Company at 1345 Avenue of the Americas, New York, New York 10105. The investment adviser of the Company is the Investment Manager. The principal executive office of the Investment Manager is located at 1345 Avenue of the Americas, New York, New York 10105 and the telephone number is 1-212-969-1000. The Company has the following executive officers: Beata D. Kirr, President and Chief Executive Officer; Stuart Davies and Vikas Kapoor, each a Vice President; Joseph J. Mantineo, Treasurer and Chief Financial Officer; and Stephen J. Woetzel, Controller. The address of each executive officer is in care of the Company at 1345 Avenue of the Americas, New York, New York 10105.

ITEM 4. TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Company will repurchase up to 10% of its Shares issued and outstanding as of February 1, 2021 if tendered by Shareholders by the Repurchase Deadline and not withdrawn as described in Items 4(a)(1)(vi) and (vii). The initial Repurchase Deadline of the Offer is 5:00 p.m., New York time, on March 23, 2021, subject to any extension of the Offer.

(ii) The repurchase price of Shares tendered to the Company for repurchase will be their unaudited net asset value as of the close of business on the Valuation Date (June 30, 2021 or, if the Offer is extended, the last business day of the third month following the month in which the Offer actually expires). See Item 4(a)(1)(v) below.

Shareholders may tender all of their Shares or any portion thereof up to an amount such that they maintain the minimum required account balance of $20,000 after the repurchase of the Shares by the Company. Each Shareholder who tenders Shares that are accepted for repurchase will be issued the Note described in Item 1 above (a non-interest bearing, non-transferable promissory note) promptly after the Repurchase Deadline. A Note will entitle the Shareholder to be paid an amount equal to the net asset value, determined as of the Valuation Date, of the Shares tendered by the Shareholder and accepted for repurchase by the Company. This amount will be the value of the Shares being repurchased determined as of the Valuation Date and will be based upon the value of the Company’s unaudited net assets as of that date, after giving effect to all allocations to be made as of that date. Payment of this amount will be made approximately 45 days after the Valuation Date. However, if 95% or more of a Shareholder’s Shares are being repurchased, the Shareholder will receive an initial payment equal to 95% of the value of the Shares and the balance due will be paid promptly after completion of the Company’s next annual audit following the Valuation Date. Such audit is expected to be completed in late May, 2022.

The repurchase price will be paid entirely in cash.

(iii) Shareholders who desire to tender Shares for repurchase must do so prior to the Repurchase Deadline, currently scheduled to be 5:00 p.m., New York time, March 23, 2021.

(iv) Not applicable.

(v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Company elects to extend the tender period, for the purpose of determining the repurchase price for tendered Shares, the net asset value with respect to such Shares will be determined as of the close of business on the last business day of the third month after the month in which the Offer actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to: (A) cancel the Offer under the circumstances set out in the Offer; and in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Shares tendered for repurchase. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Tendered Shares may be withdrawn by the tendering Shareholder at any time before the Repurchase Deadline. If the Company has not yet accepted a Shareholder’s tender of Shares on or prior to April 16, 2021 (i.e., 40 business days following the commencement of the Offer), a Shareholder will also have the right to withdraw their tender of Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should mail, fax or hand deliver a completed and executed Notice of Intent to Tender to the Company’s agent specified therein. The completed and executed Notice of Intent to Tender must be received, either by mail, fax, or hand delivery, no later than the Repurchase Deadline. The Company recommends that all documents mailed be sent by certified mail, return receipt requested. A Shareholder choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to the Company’s agent specified therein promptly thereafter.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender at any time before the Repurchase Deadline. To be effective, any notice of withdrawal must be timely received by the Company’s agent specified in the Notice of Intent to Tender. A form to use to give notice of withdrawal of a tender is available upon request from your Bernstein financial advisor. Shares tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Repurchase Deadline by following the procedures described above.

(viii) For purposes of the Offer, the Company will be deemed to have received and accepted Shares that are tendered when (if ever) it gives notice to the tendering Shareholder of its election to repurchase such Shares.

(ix) If more than 10% of its Shares are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion either: (A) accept a portion of the Shares tendered by each Shareholder on or before the Repurchase Deadline for payment on a pro rata basis (i.e., in the same proportion that the percentage of the Company’s outstanding Shares specified in the Offer (10%) bears to the total Shares tendered); (B) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (C) to the extent permissible under the Declaration of Trust and applicable law, extend the Offer, if necessary, and increase the amount of Shares that the Company is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer. The Offer may be extended, amended or canceled in various other circumstances as described in Item 4(a)(1)(v) above.

(x) The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Shareholders who do not tender their Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Company’s net assets resulting from payment for the Shares tendered. A reduction in the net assets of the Company may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Company from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Company pursuant to the Offer.

As used herein, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the U.S., (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any State thereof or the District of Columbia, (iii) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or (b) that has a valid election in effect to be treated as a U.S. person, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used herein, a “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding Shares should consult their tax advisors.

All Shareholders should consult their tax advisors to determine the particular tax consequences to them of participating in the Offer in light of their specific circumstances. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the Offer.

A sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who participates in the Offer will, depending on such U.S. Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from the Company.

Sale or Exchange Treatment. Under Section 302 of the Internal Revenue Code of 1986, as amended (the “Code”), a U.S. Holder will recognize gain or loss on a sale of Shares to the Company for cash pursuant to the offer if the sale:

•	results in a “complete termination” of such U.S. Holder’s ownership of Shares in the Company;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In applying each of the Section 302 tests described above, a U.S. Holder must take account of Shares that such U.S. Holder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Holder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Holder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Holders should consult their tax advisors regarding the application of the constructive ownership rules to their particular circumstances.

A sale of Shares pursuant to the Offer will result in a “complete termination” if either (i) the U.S. Holder owns no Shares, either actually or constructively, after the Shares are sold pursuant to the Offer, or (ii) the U.S. Holder does not actually own any Shares immediately after the sale of Shares pursuant to the Offer and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisors.

A sale of Shares pursuant to the Offer will result in a “substantially disproportionate” redemption with respect to a U.S. Holder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Holder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Holder immediately before the sale. If a sale of Shares pursuant to the Offer fails to satisfy the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of Shares pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. A sale of Shares that actually reduces the percentage of Shares owned, actually or constructively, by such Holder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor if that U.S. Holder does not exercise any control over or participate in the management of the Company’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.

U.S. Holders should also be aware that the manner in which we will select the Shares to be repurchased pursuant to the Offer may affect whether the sale of the tendered Shares will meet any of the Section 302 tests. Substantially contemporaneous dispositions or acquisitions of Shares by a U.S. Holder or a related person that are part of a plan viewed as an integrated transaction with the Offer may be taken into account in determining whether any of the Section 302 tests described above are satisfied.

If a U.S. Holder satisfies any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the Shares exchanged. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for each block of Shares. Specified limitations apply to the deductibility of capital losses by U.S. Holders.

A 3.8% Medicare contribution tax is imposed on net investment income, including, among other things, dividends and net gain from investments, of U.S. individuals with income exceeding $200,000 ($250,000 if married filing jointly), and of estates and trusts.

Distribution Treatment. If a sale of Shares pursuant to the Offer does not satisfy any of the Section 302 tests, a Shareholder may be treated as having received a taxable dividend or a tax-free return of capital, depending on the Company’s earnings and profits and the Shareholder’s basis in the Shares. If a sale of Shares pursuant to the Offer is treated as a distribution, a Shareholder’s basis in Shares sold pursuant to the Offer will be added to the Shareholder’s remaining Shares, to the extent that the Shareholder has basis in excess of any return of capital distribution.

U.S. Federal Backup Withholding Tax. Under the U.S. federal income tax backup withholding rules, 24% of the gross proceeds payable to a Shareholder or other payee pursuant to the Offer must be withheld and remitted to the U.S. Treasury unless the Shareholder or other payee provides his, her or its taxpayer identification number (employer identification number or social security number) and provides the required certifications under penalties of perjury or otherwise establishes an exemption. Therefore, tendering Shareholders should complete and sign a Form W-9 in order to provide the information and certifications necessary to avoid backup withholding, unless the Shareholder otherwise establishes that the Shareholder is not subject to backup withholding. In order for a Non-U.S. Holder to establish that it is not subject to backup withholding, that Shareholder must submit a Form W-8BEN or other applicable form, signed under penalties of perjury, instead of the Form W-9. Tendering Shareholders can obtain the applicable forms from the U.S. Internal Revenue Service (the “IRS”).

U.S. Federal Tax Withholding for Non-U.S. Holders. Gross proceeds payable pursuant to the Offer to a Non-U.S. Holder or his, her or its agent will be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the U.S. (and, if an income tax treaty applies, the gross proceeds are generally attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder). In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver, before the payment, a properly completed and executed Form W-8BEN, or other applicable form, certifying under penalties of perjury that such Non-U.S. Holder is eligible for a reduced rate of withholding on dividends under the applicable treaty. Such forms can be obtained from the IRS. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the U.S., a Non-U.S. Holder must deliver, before the payment, a properly executed Form W-8BEN claiming such exemption. Such forms can be obtained from the IRS. A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax if such Shareholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in this section or if such Shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and the Company withheld at a higher rate.

FATCA Withholding. Separately, under provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act or “FATCA,” a 30% withholding tax is imposed on U.S.-source dividends, interest and other passive income paid to (i) foreign financial institutions including non-U.S. investment funds unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders and (ii) certain other foreign entities, unless they certify certain information regarding their direct and indirect U.S. owners. This withholding tax would apply to amounts payable pursuant to the Offer. To avoid withholding, foreign financial institutions will need to (i) enter into agreements with the IRS that state that they will provide the IRS information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to their account holders, or (ii) in the event that an applicable intergovernmental agreement and implementing legislation are adopted, provide local revenue authorities with similar account holder information. Other foreign entities will need to either provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply, or agree to provide certain information to other revenue authorities for transmittal to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the tax consequences to them of participating in the Offer, including the application of U.S. federal tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

A tax-exempt Shareholder from whom Shares are repurchased by the Company may incur unrelated business taxable income with respect to his, her or its investment in the Company in the event that the Company borrows funds to repurchase Shares tendered in connection with the Offer.

(a) (2) Not applicable.

(b) Any Shares to be repurchased from the Company or any officer, director or affiliate of the Company will be on the same terms and conditions as any other repurchase of Shares from a Shareholder. To the Company’s knowledge, no officer, director or other affiliate plans to tender, and the Company presently has no plans to purchase the Shares of any officer, director or other affiliate of the Company pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and the Declaration of Trust provide that the Board of Trustees has the discretion to determine whether the Company will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Investment Manger expects to recommend to the Board of Trustees that the Company repurchase Shares from Shareholders quarterly on the last business day of March, June, September, and December of each year. Other than outstanding promissory notes entitling tendering Shareholders to receive payment for Shares accepted for repurchase by the Company in connection with prior quarterly repurchase offers, the Company is not aware of any contract, arrangement, understanding or relationship (whether or not legally enforceable) between: (i) the Company, the Investment Manager or the Board of Trustees or any person controlling the Company or controlling the Investment Manager or the Board of Trustees; and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide a measure of liquidity to Shareholders as contemplated by and in accordance with the procedures set out in the Prospectus and the Declaration of Trust.

(b) Shares that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Shares in accordance with the Prospectus. The Company currently intends to accept subscriptions for Shares as of the first business day of each calendar month, except that the Company may offer Shares more frequently as determined by the Board of Trustees.

(c) Except as noted below, neither the Company, the Investment Manager nor the Board of Trustees has any current plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company (other than as may be necessary or appropriate to fund all or a portion of the repurchase price for

Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the present membership of the Board of Trustees or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of any employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policies for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of Shares (other than the Company’s intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Shares (other than through periodic repurchase offers by the Company, including this Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Company. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A Section. 229.1006(c) are not applicable to the Company.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Company expects that the amount offered for the repurchase of Shares acquired pursuant to the Offer, which will not exceed 10% of its outstanding Shares (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand, (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Company, and (iii) possible borrowings, as described in paragraph (d) below. The Company will segregate with its custodian, cash, liquid securities or interests in investment funds that the Company has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

(b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Neither the Company, the Investment Manager nor the Board of Trustees expects at this time to borrow funds to repurchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase price for Shares, subject to compliance with applicable law. In this regard, the Fund has entered into an agreement (the “Credit Agreement”) with State Street Bank and Trust Company (“State Street”) to establish a revolving line of credit. Under the Credit Agreement, State Street has committed to provide advances to the Fund upon request in an aggregate principal amount not to exceed the least of $25,000,000 or specified percentages of certain eligible assets of the Fund as such eligible assets are defined under the Credit Agreement. Interest on loans taken under the Credit Agreement is payable at an annual rate equal to 1.5% plus the secured overnight financing rate published by the Federal Reserve Bank of New York plus 0.1%. In addition, the Fund pays a commitment fee of 0.50% annually on the unused commitment amount ($25 million minus the amount actually borrowed). The Credit Agreement will terminate on October 22, 2021 unless it is extended.

Payment by the Company of amounts owed to Shareholders who tender their Shares in this repurchase offer is not contingent upon the availability of any financing option.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on net asset value and shares outstanding as of January 4, 2021, the Investment Manager and the following trustee of the Company own Shares equal in value to the following amount:

Person	Share NAV	Approximate Percentage of Company’s Net Capital
Investment Manager	$121,574.03	0.01%
Michelle McCloskey	$106,824.80	0.01%
R. Jay Gerken	$105,000.01	0.01%

No other trustee or executive officer of the Company owned (directly or indirectly) Shares of the Company as of January 4, 2021. In addition, other than as listed above, no person controlling the Company or the Investment Manager or any associate or majority-owned subsidiary of such person owns (directly or indirectly) Shares of the Company. The addresses for the Investment Manager, the trustees and each executive officer are provided in Item 3.

(b) Other than the issuance of Shares by the Company in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Company, the Investment Manager, any member of the Board of Trustees or any person controlling the Company or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer. However, the Investment Manager or its affiliates may make payments out of their own resources to Sanford C. Bernstein & Company, LLC, the Company’s distributor (the “Distributor”). Representatives of the Distributor, who may receive some portion of these payments, may make recommendations to their clients in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

The financial statements are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	Not applicable.

(c)	None.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Form of Cover Letter to Offer to Repurchase and Notice of Intent to Tender.

B.	Form of Offer to Repurchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter to Shareholders who are clients of Bernstein in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

G.	Form of Repurchase Offer Notice to be Published in Barron’s.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

AB MULTI-MANAGER ALTERNATIVE FUND

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Secretary

February 19, 2021

EXHIBIT INDEX

EXHIBIT

A.	Form of Cover Letter to Offer to Repurchase and Notice of Intent to Tender.

B.	Form of Offer to Repurchase.

C.	Form of Notice of Intent to Tender.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter to Shareholders who are clients of Bernstein in connection with the Company’s acceptance of tenders of Shares.

F.	Form of Promissory Note.

G.	Form of Repurchase Offer Notice to be Published in Barron’s.